BION ENVIRONMENTAL TECHNOLOGIES, INC.
                        641 Lexington Avenue, 17th Floor
                                New York, New York
                                 (212) 758-6622


                                  May 11, 2007


Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 3561
Washington, D.C.  20549

     Re:   Bion Environmental Technologies, Inc.
           Amendment No. 4 to Registration Statement on Form 10-SB Filed May 11, 2007
           File No. 000-19333

Dear Mr. Webb:

     By way of this correspondence, on behalf of Bion Environmental Technologies, Inc. (the "Company"), I, Mark A. Smith, President, acknowledge the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     Very truly yours,

                                     BION ENVIRONMENTAL TECHNOLOGIES, INC.



                                     By:/s/ Mark A. Smith
                                        Mark A. Smith, President